Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

WNS (HOLDINGS) LIMITED

September 22, 2022

Please sign, date and mail

your proxy card in the

envelope provided so that

your vote is received on or

before 1:00 p.m. EST on September 13, 2022.

¯   Please detach along perforated line and mail in the envelope provided.  ¯

∎ 00033333333030000000 1	092222

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE PROPOSALS.

RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON SEPTEMBER 22, 2022.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

	FOR	AGAINST	ABSTAIN
1. Adoption of the audited annual accounts of the Company for the financial year ended March 31, 2022, together with the auditors’ report;	☐	☐	☐
2. Re-appointment of Grant Thornton Bharat LLP as the auditors of the Company;	☐	☐	☐
3. Approval of auditors’ remuneration for the financial year ending March 31, 2023;	☐	☐	☐
4. Re-election of the Class I Director, Mr. Timothy L Main;	☐	☐	☐
5. Re-election of the Class I Director, Ms. Thi Nhuoc Lan Tu;	☐	☐	☐
6. Re-election of the Class I Director, Mr. Mario P Vitale;	☐	☐	☐
7. Re-election of the Class I Director Mr. Gareth Williams to serve until the end of his term on December 31, 2022;	☐	☐	☐

8.  Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023; and

	☐	☐	☐

9.  Increase in the ordinary shares/American Depositary Shares (“ADSs”) to be available or reserved for grant under the Company’s 2016 Incentive Award Plan as may be amended and restated pursuant to and in accordance with the terms thereof, the 2016 Incentive Award Plan or (“the Plan”) by 2.2 million ordinary shares/ADSs, (representing 4.57 % of the total outstanding share capital as on June 30, 2022 excluding treasury shares) and adoption of the Company’s Fourth Amended and Restated 2016 Incentive Award Plan to reflect such increase be and herby is approved and adopted substantially in the form set out in Appendix B to the Proxy Statement.

	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

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Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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